Exhibit 99.1

Patria Investments Limited

Condensed Consolidated Statement of Financial Position
As of March 31, 2021 and December 31, 2020
(In thousands of United States dollars – US$)

		Unaudited				Unaudited
Assets	Note	3/31/2021	2020	Liabilities and equity	Note	3/31/2021	2020

Cash and cash equivalents	6	28,726	14,052	Personnel and related taxes	13	8,486	12,802
Short term investments	10(a)	300,404	9,929	Taxes payable	14	430	1,070
Accounts receivable	7	22,777	24,022	Dividends payable	25(c)	-	23,259
Project advances	8	751	1,277	Other liabilities	15	30,598	6,913
Other assets	9	1,981	3,703
Recoverable taxes		849	692	Current liabilities		39,514	44,044

Current assets		355,488	53,675	Personnel liabilities	13	1,671	1,527
				Deferred tax liabilities	16	153	185
Accounts receivable	7	21,993	21,993	Other liabilities	15	2,292	2,374
Deferred tax assets	16	1,617	2,338
Project advances	8	445	495	Non-current liabilities		4,116	4,086
Other assets	9	545	540
Long term investments	10(b)	8,006	1,986	Capital	25(a)	14	1
Property and equipment	11	4,080	3,819	Additional paid-in capital	25(b)	299,957	1,557
Intangible assets	12	21,357	22,357	Retained earnings		76,347	62,001
				Cumulative translation adjustment	25(e)	(6,023)	(6,244)
Non-current assets		58,043	53,528	Equity attributable to the owners of the Parent		370,295	57,315
				Non-controlling interests	25(f)	(394)	1,758

				Equity		369,901	59,073

Total assets		413,531	107,203	Total liabilities and equity		413,531	107,203
The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Income Statement
For the three-month periods ended March 31, 2021 and 2020
(In thousands of United States dollars - US$, except earnings per share)

		Unaudited three-month periods ended March 31,
	Note	2021	2020

Revenue from services	19	30,613	25,516

Cost of services rendered		(11,985)	(8,463)
Personnel expenses	20	(10,482)	(6,988)
Amortization of intangible assets	20	(1,503)	(1,475)

Gross profit		18,628	17,053

Operating income and expenses		(4,783)	(2,636)
Administrative expenses	21	(2,420)	(2,754)
Other income/(expenses)	22	(2,363)	118

Operating income before net financial income/(expense)		13,845	14,417

Net financial income/(expense)	23	(258)	519

Income before income tax		13,587	14,936

Income taxes	24	(525)	(2,567)

Net income for the period		13,062	12,369
Attributable to:
Owners of the Parent		14,346	12,160
Non-controlling interests		(1,284)	209

Basic and diluted earnings per thousand shares	25(d)	0.10537	0.10393
The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Condensed Consolidated Statement of Comprehensive Income
For the three-month periods ended March 31, 2021 and 2020
(In thousands of United States dollars - US$)

	Unaudited three-month periods ended March 31,
	2021	2020

Net income for the period	13,062	12,369
Items that will be reclassified to the income statement:
Currency translation adjustment	221	(280)
Currency translation adjustment - non controlling interests	(868)	(3,649)

Total comprehensive income	12,415	8,440
Attributable to:
Owners of the parent	14,567	11,880
Non-controlling interests	(2,152)	(3,440)

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited
Condensed Consolidated Statement of Changes in Equity
For the three-month periods ended March 31, 2021 and 2020
(In thousands of United States dollars - US$)

		Attributable to owners
	Notes	Capital	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non-controlling interests	Equity

Balance at December 31, 2019		1	1,557	85,483	(5,884)	81,157	7,590	88,747

Cumulative translation adjustment	25(e)	-	-	-	(280)	(280)	(3,649)	(3,929)
Net income for the period		-	-	12,160	-	12,160	209	12,369

Balance at March 31, 2020 (unaudited)		1	1,557	97,643	(6,164)	93,037	4,150	97,187

Balance at December 31, 2020		1	1,557	62,001	(6,244)	57,315	1,758	59,073

Cumulative translation adjustment	25(e)	-	-	-	221	221	(868)	(647)
Share Split	25(a)/25(b)	11	(11)	-	-	-	-	-
Capital issuance	25(a)/25(b)	2	325,507	-	-	325,509	-	325,509
Transaction costs	25(a)/25(b)	-	(27,096)	-	-	(27,096)	-	(27,096)
Net income for the period		-	-	14,346	-	14,346	(1,284)	13,062

Balance at March 31, 2021 (unaudited)		14	299,957	76,347	(6,023)	370,295	(394)	369,901

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited
Condensed Consolidated Statement of Cash Flows
For the three-month period ended March 31, 2021 and 2020
(In thousands of United States dollars - US$)

		Unaudited three-month periods ended March 31,
	Note	2021	2020
Cash flows from operating activities
Net income for the period		13,062	12,369
Adjustments to net income for the year
Depreciation expense	11/21	417	499
Amortization expense	12/20/21	1,540	1,481
Net financial investment income	23	(88)	(166)
Valuation adjustment to long term investments	23	141	-
Interest expense on lease liabilities	23	239	250
IPO expenses accrual	22	1,693	-
Deferred income taxes expense	24	519	2,350
Current income taxes expense	24	6	217
Other non-cash effects		29	15

Changes in operating assets and liabilities
Accounts receivable		500	(7,730)
Projects advances		544	412
Recoverable taxes		(220)	(168)
Personnel and related taxes		(3,547)	(7,191)
Taxes payable and deferred taxes		(393)	(427)
Payment of income taxes		(189)	(1,299)
Other assets and liabilities		20,747	17,766
Payment of placement agent fees	15	(445)	-
Net cash provided by operating activities		34,555	18,378

Cash flows from investing activities
Decrease (increase) in short term investments	10(a)	(290,435)	20,320
Decrease (increase) in long term investments	10(b)	181	135
Acquisition of investments in long term investments	10(b)	(6,891)	-
Acquisition of property and equipment	11	(62)	(22)
Acquisition of software and computer programs	12	(166)	(42)
Net cash provided by investing activities	12	(297,373)	20,391

Cash flows from financing activities
IPO proceeds	25(a)/25(b)	302,722	-
IPO transaction costs	25(a)/25(b)	(1,737)	-
Dividends paid	25(c)	(23,259)	-
Lease payments	15	(196)	(235)
Interest paid on lease liabilities	15	(233)	(283)
Net cash used in financing activities		277,297	(518)

Foreign exchange variation on cash and cash equivalents in foreign currencies		195	(228)

Increase/(decrease) in cash and cash equivalents		14,674	38,023

Cash and cash equivalents at the beginning of the period	6	14,052	4,105
Cash and cash equivalents at the end of the period	6	28,726	42,128
Increase/(decrease) in cash and cash equivalents		14,674	38,023

Non-cash operating and investing activity
Transfer of long term investment with a corresponding decrease in liability (note 10)		300	-
Addition of right of use assets (note 11)		890	84
IPO transaction costs decrease in assets with corresponding decrease in equity (note 25(a)/25(b))		624	-
IPO transaction costs accrual increase in liability with corresponding decrease in equity (note 25(a)/25(b))		1,948	-

The accompanying notes are integral parts of these condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2021 and December 31, 2020 and for the three-month periods ended March 31, 2021 and 2020

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information

Patria Investments Limited (the "Company") was established on July 6, 2007 in Bermuda and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company also transferred its headquarters from Bermuda to the Cayman Islands on October 12, 2020. Since then, the Company's obligations, whether legal, regulatory, or financial, will be complied with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration, offering 34,613,647 Class A common shares, being 19,147,500 new shares by the Company (primary offering), and the remaining 15,466,147 shares by a selling shareholder (secondary offering). The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares began trading on the Nasdaq Global Select Market ("NASDAQ-GS") on January 22, 2021, under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Ltd., which held 60% of the Company's common shares as of March 31, 2021, controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing in Latin America. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as its flagship infrastructure development funds (its private equity approach applied to infrastructure assets), its co-investments funds (focused on successful companies from its flagship funds), its constructivist equity funds (applying its private equity approach to listed companies), as well as its real estate and credit funds. The Group operates around the globe, including investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York and Los Angeles (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 18 Forum Lane, Grand Cayman, Cayman Islands.

The COVID-19 pandemic developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for its people (such as social distancing and working from home) and securing the supply of essential materials to maintain its offices.

The impact on business and results has not been significant and based on the experience to date, and the Company expects this to remain the case. The Company will continue to follow the various government policies and advice. In parallel, the Company will do the utmost to continue to operate in the best and safest way possible without jeopardizing the health of its people.

Management has considered the consequences of COVID-19 and other events and conditions. It has determined that they do not create a material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern.

These unaudited condensed consolidated interim financial statements for the three-month periods ended March 31, 2021 and 2020 include the condensed financial information regarding the Company and its subsidiaries, as described in note 5.

2	Presentation of financial statements

a.	Statement of compliance

The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting and the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements should be read together with the annual consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018.

The Board of Directors approved the unaudited condensed consolidated interim financial statements on May 19, 2021.

b.	Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in United States dollar (USD). The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption "Cumulative Translation Adjustment".

See note 4 of the Company's annual consolidated financial statements for the year ended December 31, 2020, for details around the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, and note 5 for the functional currency determined for each entity.

c.	Use of estimates and judgments

The preparation of these unaudited condensed consolidated interim financial statements is in accordance with IAS 34 - Interim Financial Reporting, which requires management to make estimates that affect the amounts reported in the condensed consolidated interim financial statements and accompanying notes. Management believes that estimates utilized to prepare the condensed consolidated interim financial statements are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.

The most significant accounting estimates and corresponding assumptions are the following:

(i)	employee profit-sharing, long term benefits, and bonus accruals, where management considered the expected results and targets to estimate the accruals;

(ii)	the useful lives of tangible and intangible assets and impairment analysis of such assets;

(iii)	the assessment of the recoverability of deferred tax assets, where management considered cash flow projections, income and expenses growth rates and timing for utilization of the net operating losses and temporary differences, as well as any cap for compensation;

(iv)	the assessment and measurement of risk regarding provisions and contingencies, where management, supported by the opinion of its legal counsel, determined the likelihood of losses and the probable cash outcome expected for each claim;

(v)	revenue recognition, where management determined the multiple elements in the contracts and the criteria and timing for revenue recognition;

(vi)	the fair value of financial instruments, where management determined the methodology and the inputs to the model, including observable and unobservable inputs.

3	Segment information

The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group's chief operating decision maker allocates resources and assess performance under the Group's global strategy, which includes integrated product lines.

4	Significant accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the annual consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

5	Consolidation and subsidiaries

The unaudited condensed consolidated interim financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

		Functional Currency	Equity interest (direct or indirect) (%)
			March 31, 2021	December 31, 2020
Subsidiaries
Patria Finance Ltd.	(a)	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.	(b)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner IV, Ltd.	(c)	USD	100.00%	100.00%
PBPE General Partner V, Ltd.	(d)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	(e)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	(f)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	(g)	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	(h)	USD	100.00%	100.00%
Patria Investments UK Ltd.	(i)	GBP	100.00%	100.00%
Patria Investments US LLC	(j)	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	(k)	COP	100.00%	100.00%
Patria Infrastructure General Partner II Ltd.	(l)	USD	100.00%	100.00%
Patria Infrastructure General Partner III Ltd.	(m)	USD	100.00%	100.00%

Patria Infrastructure General Partner IV Ltd.	(n)	USD	100.00%	100.00%
Pátria Investimentos Ltda.	(o)	BRL	51.00%	51.00%
Pátria Companhia Securitizadora de Créditos Imobiliários	(p)	BRL	51.00%	51.00%
Zedra S.A.	(q)	UYU	100.00%	-
Patria Investments Uruguay S.A.	(r)	UYU	100.00%	-
Patria Investments Cayman Ltd.	(s)	USD	100.00%	-
Patria Investments Chile SpA	(t)	CLP	100.00%	100.00%
Patria Investments Hong Kong, Ltd.	(u)	HKD	100.00%	100.00%
Patria Farmland General Partner, Ltd.	(v)	USD	100.00%	100.00%

"USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar

(a)	Patria Finance Ltd.: headquartered in the Cayman Islands, Patria Finance Ltd. is responsible for managing funds and providing financial advisory services to clients around the world. It also provides accounting and finance support to the Group.

(b)	Patria Brazilian Private Equity III, Ltd.: headquartered in the Cayman Islands, and serves as manager of offshore funds.

(c)	Patria Brazilian Private Equity General Partner IV, Ltd.: headquartered in the Cayman Islands, and serves as manager of offshore funds.

(d)	PBPE General Partner V, Ltd.: headquartered in the Cayman Islands and serves as manager of offshore funds.

(e)	Patria Brazilian Private Equity General Partner VI, Ltd.: headquartered in the Cayman Islands, and serves as manager of offshore funds.

(f)	Patria Brazil Real Estate Fund General Partner II Ltd.: headquartered in the Cayman Islands, serves as manager of offshore funds.

(g)	Patria Brazil Real Estate Fund General Partner III Ltd.: headquartered in the Cayman Islands, serves as manager of offshore funds.

(h)	Patria Brazil Retail Property Fund General Partner, Ltd.: headquartered in the Cayman Islands, and serves as manager of offshore funds.

(i)	Patria Investments UK Ltd.: headquartered in London (UK), and is engaged in the development of investor relations.

(j)	Patria Investments US LLC: a subsidiary of Patria Investments UK Ltd. headquartered in Delaware (USA) and is engaged in the development of investor relations and marketing services and certain back-office services.

(k)	Patria Investments Colombia S.A.S.: headquartered in Bogotá (Colombia) and is engaged in advisory services related to asset management of investment funds and investments in private equity and infrastructure areas and investor relations and marketing services.

(l)	Patria Infrastructure General Partner II, Ltd.: headquartered in the Cayman Islands and serves as manager of offshore funds. Patria Infrastructure General Partner II, Ltd. was the major owner of Pátria Infraestrutura Gestão de Recursos Ltda. ("PINFRA") until September 28, 2020 when transferred the totality of its shares to Pátria Investimentos Ltda.

(m)	Patria Infrastructure General Partner III, Ltd.: headquartered in the Cayman Islands, serves as manager of offshore funds and provides financial advisory services. After a corporate restructuring completed in 2016, this entity became the successor entity to the P2 Group, a fund manager acquired in 2015.

(n)	Patria Infrastructure General Partner IV, Ltd.: headquartered in the Cayman Islands, serves as manager of offshore funds.

(o)	Pátria Investimentos Ltda. ("PILTDA"): headquartered in Brazil and engaged in asset management, fund administration, consulting, and planning services related to asset management and the organization and performance of transactions in the commercial and corporate sectors. On September 28, 2020, PILTDA became the owner of Pátria Infraestrutura Gestão de Recursos Ltda ("PINFRA") after receiving shares from Patria Infrastructure General Partner II, Ltd. On September 30, 2020, PINFRA was merged into PILTDA to simplify the structure and consolidate the Group's investments while optimizing costs and providing operational synergies.

(p)	Pátria Companhia Securitizadora de Créditos Imobiliários: a subsidiary of Pátria Investimentos Ltda headquartered in Brazil, engaged in the issuance and placement of Real Estate Receivables Certificates backed by real estate receivables and the trading and services related to the securitization of these receivables.

(q)	Zedra S.A.: acquired in September 2020* and headquartered in Uruguay, is a holding company that will provide financial advisory services to the Group.

(r)	Patria Investments Uruguay S.A.: acquired by Zedra S.A. in September 2020* and changed its name from Improdem S.A. to Patria Investments Uruguay S.A. in November 2020. It is a company headquartered in Uruguay that will provide advisory services related to asset management of investment funds and investor relations and marketing services.

(s)	Patria Investments Cayman Ltd.: created on October 19, 2020, headquartered in the Cayman Islands, serves as a holding company for the Group investing activities.

(t)	Patria Investments Chile SpA: headquartered in Chile, engaged in advisory services related to asset management of investment funds, investments in infrastructure, and investor relations and marketing services.

(u)	Patria Investments Hong Kong, Ltd.: a subsidiary of Patria Investments UK Ltd. headquartered in Hong Kong, engaged in developing investor relations and marketing services.

(v)	Patria Farmland General Partner, Ltd.: a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, serves as manager of offshore funds.

(*) These companies do not have any operations and/or material assets and liabilities, and the acquisition amounts were not material. Therefore, the disclosure requirements were not applicable (IFRS 3 – Business Combinations).

6	Cash and cash equivalents

	March 31, 2021	December 31, 2020
Bank accounts	28,726	14,052

7	Accounts receivable

	March 31, 2021	December 31, 2020
Current	22,777	24,022
Non-current (a)	21,993	21,993

Accounts receivable	44,770	46,015

Amounts receivable from customers relate to management and performance fees, including reimbursement of expenses, investment funds and financial advisory services. The group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented in these unaudited condensed consolidated interim financial statements.

(a)	Non-current balances are related to management fees receivable from fund Private Equity IV in equal annual installments on December 31, 2022, and 2023. No interest is charged and the impact of the adjustment to amortized cost using the effective interest rate method at the date of initial recognition is not material.

8	Project advances

	March 31, 2021	December 31, 2020
Current	751	1,277
Non-current	445	495

Project advances	1,196	1,772

Project advances represent recoverable advances relating to the development process of new funds or to the capture of non-capitalized funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

The balance recorded as non-current assets corresponds to projects related to funds still in the structuring stage.

9	Other assets

	March 31, 2021	December 31, 2020
Advances to suppliers (a)	174	1,583
Advances to employees	415	283
Prepaid expenses (b)	1,096	966
Officer's fund (c)	47	47
IPO costs (d)	-	624
Other current assets	249	200

Other current assets	1,981	3,703

Prepaid expenses (b)	286	398
Deposit/guarantee on lease agreements	259	142

Other non-current assets	545	540

(a)	Advances to suppliers are advances paid for services not yet received. The Company reviews such amounts and records the portion related to the period in the income statement on an accrual basis. The balances as of December 31, 2020 were related mainly to attorney fees for services to a fund and were reimbursed after year-end.

(b)	Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses, technical support, and guarantees. These services refer to future periods; therefore, these items will be recorded as administrative expenses.

(c)	The balance of US$ 47 as of March 31, 2021 and December 31, 2020 represents the amount receivable from the Officer's fund related to reimbursable costs incurred by the Group. For more details, see note 27.

(d)	IPO Costs related to the Company's Initial Public Offering (IPO), which was concluded on January 21, 2021. The December 31, 2020 amount refers to the costs allocated to the primary offering and has been transferred to equity as capitalization costs upon IPO's conclusion.

10	Investments

a.	Short-term investments

	March 31, 2021	December 31, 2020
Securities (a)	300,404	9,929

Short-term investments	300,404	9,929

(a)	Short-term investments are liquid investment funds, with portfolios made of term deposits, equities, government bonds, and other short-term liquid securities. The March 31, 2021 balance includes the Company's IPO proceeds.

b.	Long-term investments

	March 31, 2021	December 31, 2020

Patria Brazil Real Estate Fund II, L.P. (a)	938	1,146
Patria Brazilian Private Equity Fund III, L.P. (a)	62	369
Patria Infra Energia Core Feeder FIP	455	-
Patria Infra Energia Core Feeder II FIP	97	-
Patria Infra Energia Core FIP EM Infraestrutura	5,816	-
Patria Brazilian Private Equity Fund IV, L.P.	111	102
Patria Brazilian Private Equity Fund V, L.P.	178	89
Patria Brazil Real Estate Fund III, L.P.	33	32
Patria Private Equity Fund VI, L.P.	185	130
Patria Infrastructure Fund II, L.P.	44	44
Patria Infrastructure Fund III, L.P.	73	61
Patria Infrastructure Fund IV, L.P.	1	1
Patria lnfrastructure II LAP Co-lnvest UK, L.P.	3	3
Patria Alphaville Co-Invest, L.P.	3	4
Patria Farmland Fund I, L.P.	2	1
Other investments	5	4

Long-term investments	8,006	1,986

(a)	These investments are subject to a participating share held by a related party in Patria Brazilian Private Equity Fund III, L. P., and Patria Brazil Real Estate Fund II, L.P. that gives it the right to all returns and the related asset. Consequently, the Group has recorded a liability in the same amount (see notes 15 and 27c).

These investments in securities will be maintained until the funds' respective termination dates and are measured at fair value, according to the methodology described in note 27(c). The Group's ownership interest on these investments ranges from 0.00004% to 3.28%.

11	Property and equipment

Changes in cost	Three-month period ended March 31, 2021
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

Furniture and fixtures	726	-	-	-	(53)	673
Building improvements	2,997	3	-	-	(213)	2,787
Electronic equipment	184	-	-	(3)	(16)	165
IT equipment	1,784	59	-	3	(126)	1,720
Telecommunication equipment	281	-	-	-	(22)	259
Right-of-use assets (a)	4,183	890	-	-	(333)	4,740

Total - Cost of fixed assets	10,155	952	-	-	(763)	10,344

Changes in accumulated depreciation	Three-month period ended March 31, 2021
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

(-) Furniture and fixtures	(422)	(18)	-	-	36	(404)
(-) Building improvements	(2,070)	(70)	-	-	141	(1,999)
(-) Electronic equipment	(149)	(3)	-	-	13	(139)
(-) IT equipment	(1,445)	(43)	-	-	108	(1,380)
(-)Telecommunication equipment	(262)	(1)	-	-	21	(242)
(-) Right-of-use assets (a)	(1,988)	(282)	-	-	170	(2,100)

Total - Accumulated depreciation	(6,336)	(417)	-	-	489	(6,264)
Property and equipment, net	3,819	535	-	-	(274)	4,080

(*) CTA – Cumulative translation adjustment

Changes in cost	Three-month period ended March 31, 2020
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

Furniture and fixtures	883	8	-	-	(179)	712
Building improvements	3,617	8	-	-	(705)	2,920
Electronic equipment	222	-	-	-	(30)	192
IT equipment	2,043	6	-	-	(403)	1,646
Telecommunication equipment	352	-	-	-	(50)	302
Right-of-use assets (a)	5,168	84	-	-	(728)	4,524

Total - Cost of fixed assets	12,285	106	-	-	(2,095)	10,296

Changes in accumulated depreciation	Three-month period ended March 31, 2020
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance

(-) Furniture and fixtures	(451)	(19)	-	-	103	(367)
(-) Building improvements	(2,045)	(113)	-	-	419	(1,739)
(-) Electronic equipment	(176)	(4)	-	-	41	(139)
(-) IT equipment	(1,558)	(49)	-	-	340	(1,267)
(-)Telecommunication equipment	(335)	(1)	-	-	77	(259)
(-) Right-of-use assets (a)	(1,256)	(313)	-	-	215	(1,354)

Total - Accumulated depreciation	(5,821)	(499)	-	-	1,195	(5,125)
Property and equipment, net	6,464	(393)	-	-	(900)	5,171

(*) CTA – Cumulative translation adjustment

As of March 31, 2021 and 2020 there was no indication that any of these assets were impaired. Depreciation expenses in the amount of US$ 417 and US$ 499 were recorded as Administrative expenses for the three-month periods ended March 31, 2021 and 2020, respectively.

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in São Paulo, London, Grand Cayman, and Montevideo. Depreciation expense relating to these assets was recognized in the amount of US$ 282 and U$ 313 for the three-month periods ended on March 31, 2021 and 2020, respectively.

12	Intangible assets

Changes in costs	Three-month period ended March 31, 2021
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	balance

Placement agents (a)	36,896	445	-	-	(118)	37,223
Contractual rights (b)	44,156	-	-	-	-	44,156
Software	1,313	166	-	422	(86)	1,815

Total - Cost of intangible assets	82,365	611	-	422	(204)	83,194

Changes in accumulated amortization	Three-month period ended March 31, 2021
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	Balance

(-) Placement agents (a)	(28,915)	(598)	-	-	81	(29,432)
(-) Contractual rights (b)	(30,428)	(905)	-	-	-	(31,333)
(-) Software	(665)	(37)	-	(422)	52	(1,072)

Total - Accumulated amortization	(60,008)	(1,540)	-	(422)	133	(61,837)

Intangible assets, net	22,357	(929)	-	-	(71)	21,357

Changes in costs	Three-month period ended March 31, 2020
	Opening					Closing
	balance	Additions	Disposals	Transfer	CTA(*)	balance

Placement agents (a)	35,284	-	-	-	(369)	34,915
Contractual rights (b)	44,156	-	-	-	-	44,156
Software	887	42	-	-	(149)	780

Total - Cost of intangible assets	80,327	42	-	-	(518)	79,851

Changes in accumulated amortization	Three-month period ended March 31, 2020
	Opening					Closing
	Balance	Additions	Disposals	Transfer	CTA(*)	Balance

(-) Placement agents (a)	(27,387)	(552)	-	-	791	(27,148)
(-) Contractual rights (b)	(26,805)	(914)	-	-	-	(27,719)
(-) Software	(678)	(15)	-	(65)	190	(568)

Total - Accumulated amortization	(54,870)	(1,481)	-	(65)	981	(55,435)

Intangible assets, net	25,457	(1,439)	-	(65)	463	24,416

(*) CTA – Cumulative translation adjustment

As of March 31, 2021 and 2020, there was no impairment indication for any of these assets.

(a)	Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to funds raised from foreign investors in offshore funds. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted, or if there is an indication of impairment, an impairment assessment is performed and, if necessary, an impairment loss is recognized. The remaining balance, as of March 31, 2021, is expected to be amortized as shown below:

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Placement agent fees	1,545	1,443	1,251	1,152	1,033	241	241	225	220	220	220	7,791

(b)	Contractual rights refer to the management of the P2 GP II and P2 GP III funds. These rights were recorded as a result of the acquisition of control of P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. on September 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon International Inc. based on the performance of P2 Brasil Private Infrastructure General Partner II Ltd., expected to be settled in 2022 and only if the performance is achieved. As of the date of these financial statements, no amounts were due relating to these agreements. These intangible assets were recorded based on their respective fair values using estimates of expected future earnings on the acquisition date.

(c)	Following is the breakdown of the total intangible assets by region:

	March 31, 2021	December 31, 2020

Brazil	722	815
United Kingdom	11	-
Cayman Islands	20,624	21,542
Balance	21,357	22,357

13	Personnel and related taxes

	March 31, 2021	December 31, 2020
Personnel and taxes	236	222
Withholding income tax on payroll	166	150
Accrued vacation and related charges	978	920
Employee profit sharing (a)	5,834	10,239
Officers’ fund (b)	1,272	1,271

Personnel and related taxes current	8,486	12,802

Officers’ fund (b)	1,671	1,527
Personnel non-current liabilities	1,671	1,527

(a)	The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the income statement. The balance on December 31, 2020 of US$ 10,239 was fully paid by March 2021.

(b)	Represents the amount of accrued employee benefits related to the Officers' fund, as described in note 27(b).

14	Taxes payable

	March 31, 2021	December 31, 2020
Taxes on revenues	274	902
Income taxes	121	119
Other taxes payable	35	49

Taxes payable	430	1,070

15	Other liabilities

	March 31, 2021	December 31, 2020
Placement agent fees	1,250	1,250
Suppliers	4,510	3,039
Advances from customers	380	1,688
Occupancy costs	142	146
Lease liabilities (a)	933	780
Unearned revenues (b)	23,367	-
Other current liabilities	16	10
Other current liabilities	30,598	6,913

Investment fund participating share in Patria Brazilian Private Equity General Partner III, Ltd., and Patria Brazil Real Estate Fund II, L.P. (c)	1,011	1,515
Lease liabilities (a)	1,239	802
Other non-current liabilities	42	57
Other non-current liabilities	2,292	2,374

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in São Paulo, London, Grand Cayman, and Montevideo. The amount of interest on lease liabilities recognized in the three-month periods ended on March 31, 2021 and 2020 were US$ 239 and US$ 250, respectively, which was disclosed in note 23. The principal amount paid in the three-month periods ended on March 31, 2021 and 2020 on leases were US$ 196 and US$ 235, respectively.

(b)	Unearned revenues relates to management fees of the funds located in Cayman already billed but whose services are expected to be rendered from April through June 2021.

(c)	This liability refers to a participating share held by a related party in Patria Brazilian Private Equity General Partner III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related investment in the Patria Brazilian Private Equity Fund III, L.P. and Patria Brazil Real Estate Fund II, L.P. For more details, see note 10(b).

16	Deferred taxes

	March 31, 2021	December 31, 2020

Deferred tax assets on the provision for employee profit sharing (a)	1,259	1,945
Deferred tax assets on management fee provision(a)	356	391
Others	2	2

Deferred tax assets	1,617	2,338

Deferred tax liabilities on initial application of IFRS 16	153	185

Deferred tax liabilities	153	185

(a)	Deferred tax is calculated on temporary differences in the provision for employee profit-sharing and management fee write-offs.

Deferred tax assets	Employee profit sharing	Management fee provision	Taxable Goodwill	Impact of IFRS 16	Other	Total

As of December 31, 2019	3,220	1,442	1,260	48	34	6,004
(Charged)/credited
- to profit or loss	(2,163)	115	(284)	16	5	(2,311)
- directly to equity / CTA	(346)	(348)	(242)	(7)	(8)	(951)
As of March 31, 2020	711	1,209	734	57	31	2,742

As of December 31, 2020	1,945	391	-	-	2	2,338
(Charged)/credited
- to profit or loss	(536)	-	-	-	-	(536)
- directly to equity / CTA	(150)	(35)	-	-	-	(185)
As of March 31, 2021	1,259	356	-	-	2	1,617

Deferred tax liabilities	Initial application of IFRS 16	Other	Total

As of December 31, 2019	365	37	402
(Charged)/credited
- to profit or loss	39	-	39
- directly to equity / CTA	(88)	(6)	(94)
As of March 31, 2020	316	31	347

As of December 31, 2020	185	-	185
(Charged)/credited
- to profit or loss	(17)	-	(17)
- directly to equity / CTA	(15)	-	(15)
As of March 31, 2021	153	-	153

17	Provisions and contingent liabilities

In 2017 and 2018, respectively, the Company's subsidiaries Patria Investimentos Ltda. ("PILTDA") and Patria Infraestrutura Gestão de Recursos Ltda. ("PINFRA"), that was subsequently merged into PILTDA on September 30, 2020 (see note 5(o)), became involved in administrative procedures, in which the entities defend the exemption of municipal tax over services ("ISS"). In 2019 Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits, for which judgments are still pending. As of March 31, 2021, the external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss for PILTDA as US$ 1,835 (US$ 1,926 as of December 31, 2020) and for PINFRA as US$ 800 (US$ 681 as of December 31, 2020).

Also, there is an ongoing administrative process related to this subject involving PINFRA with a potential loss of US$ 1,081 as of March 31, 2021 (US$ 1,124 as of December 31, 2020), which was also classified as possible by management supported by the opinion of external legal counsel. On

January 9, 2020, PILTDA received infraction notices in the amount of approximately US$ 4,537 as of March 31, 2021 (US$ 4,956 as of December 31, 2020) related to Social Contributions on Gross Revenue (PIS and COFINS) and in the amount of approximately US$ 1,761 (US$ 1,923 as of December 31, 2020) related to labor taxes, for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.

In 2019 and 2020, PILTDA became involved in employment lawsuits with the risk of loss considered possible by external legal counsel. As of March 31, 2021, the potential loss was US$ 34 (US$ 36 as of December 31, 2020), for which liability has not been recognized.

For the periods covered by these financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets).

18	Leases

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in São Paulo, London, Cayman, and Montevideo. The condensed consolidated statement of financial position and the condensed consolidated income statement shows the following amounts relating to leases:

Amounts recognized in the Statement of Financial Position

	March 31, 2021	December 31, 2020
Right-of-use assets	4,740	4,183
(-) Depreciation of right-of-use assets	(2,100)	(1,988)
Right-of-use assets	2,640	2,195

Lease liabilities (current)	933	780
Lease liabilities (non-current)	1,239	802
Lease liabilities	2,172	1,582

Amounts recognized in the Income Statement

	Three-month periods ended March 31,
	2021	2020
Depreciation of right-of-use assets	(282)	(313)
Interest on lease liabilities	(239)	(250)

19	Revenue from services

	Three-month periods ended March 31,
	2021	2020
Revenue from management fees	31,340	23,842
Revenue from incentive fees	-	-
Revenue from performance fees	-	-
Fund fees	31,340	23,842

Revenue from M&A and monitoring fees	-	2,491

Total gross revenue from services	31,340	26,333

Taxes on revenue - management fees	(727)	(591)
Taxes on revenue – incentive fees	-	-
Taxes on revenue - performance fees	-	-
Taxes on revenue – M&A and monitoring fees	-	(226)
Taxes on revenue	(727)	(817)

Revenue from services (a)	30,613	25,516
Brazil	5,733	6,999
Cayman Islands	24,880	18,517

(a)	The funds managed by us attract and retain many global investors that represent the Group's portfolio of clients. None of the Group's individual clients represents more than 10% of the total revenues for the presented periods.

20	Cost of services rendered

	Three-month periods ended March 31,
	2021	2020

Salaries and wages	(2,050)	(2,214)
Partners’ compensation (note 27)	(620)	(652)
Officers' fund	(145)	-
Rewards and bonuses	(6,266)	(1,731)
Social security contributions and payroll taxes	(627)	(1,801)
Other short-term benefits	(774)	(590)
Personnel expenses	(10,482)	(6,988)

Amortization of placement agents’ fees (note 12)	(598)	(552)
Rebate fees	-	(9)
Amortization of contractual rights (note 12)	(905)	(914)
Amortization of intangible assets	(1,503)	(1,475)

Costs of services rendered	(11,985)	(8,463)

21	Administrative expenses

	Three-month periods ended March 31,
	2021	2020
Professional services	(1,349)	(1,110)
Occupancy expenses	(122)	(235)
Travel expenses	(24)	(257)
IT and telecom services	(252)	(295)
Materials and supplies	(31)	(45)
Taxes and contributions	(22)	(27)
Marketing	(59)	(96)
Depreciation of property and equipment	(135)	(186)
Depreciation of right-of-use assets	(282)	(313)
Software amortization	(37)	(15)
Other administrative expenses	(107)	(175)
Administrative expenses	(2,420)	(2,754)

22	Other income/(expenses)

	Three-month periods ended March 31,
	2021	2020
IPO expenses and IPO related bonuses (a)	(2,366)	-
Other	3	118
Other income/(expenses)	(2,363)	118

(a)	IPO expenses and IPO-related bonuses were recognized related to the Company's Initial Public Offering concluded on January 21, 2021. The amount was considered according to the costs allocated to the secondary offering and includes the non-cash expense of $1,693.

23	Net financial income/(expense)

	Three-month periods ended March 31,
	2021	2020
Net financial investment income	88	166
Valuation adjustment on long-term investments	(141)	-
Interest on recoverable taxes	-	3
Net exchange variation	82	600
Interest expenses	(29)	(2)
Banking fees	(26)	(31)
Interest on receivables	-	33
Interest on lease liabilities	(239)	(250)
Other financial income/(expenses)	7	-
Net financial income/(expense)	(258)	519

24	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a neutral tax regime. However, the Group's subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended March 31,
Reconciliation of income tax	2021	2020

Income before income taxes	13,587	14,936
Bermuda (2020)/Cayman Islands (2021) statutory income tax	-	-
Impact of difference in tax rates of foreign subsidiaries	(501)	(2,511)

Nondeductible expenses	(24)	(56)

Total income taxes	(525)	(2,567)
Current	(6)	(217)
Deferred	(519)	(2,350)
Effective tax rate	14.5%	17.2%

25	Equity

(a)	Capital

On January 13, 2021, the Company carried out a share split of 117:1 (one hundred and seventeen for one). As a result, the share capital previously represented by 1,000,000 common shares with a par value of US$ 0.001 each, totaling US$ 1 (one thousand Dollars) was increased to 117,000,000 common shares with a par value of US$ 0.0001 each. The share split has been applied retrospectively to all figures in the condensed consolidated interim financial statements and notes regarding the number of shares and per share data as if the share split had been in effect for all periods presented.

The Company Memorandum and Articles of Association authorize the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. Since its initial public offering on January 26, 2021, the Company currently have a total of 136,147,500 common shares issued and outstanding, 54,247,500 Class A common shares, beneficially owned by investors who purchased in our initial public offering and Blackstone (taken together), and 81,900,000 Class B common shares beneficially owned by Patria Holdings. As of March 31, 2021 and December 31, 2020, the issued share capital was distributed as follows:

	March 31, 2021		December 31, 2020
	Shares	Capital (US$)	Shares	Capital (US$)
Total	136,147,500	13,615	117,000,000	1,000
Class A	54,247,500	5,425	-	-
Blackstone Pat Holdings IV, LLC	19,633,858	1,963	-	-
Free-Float	34,613,642	3,461	-	-
Class B	81,900,000	8,190	117,000,000	1,000
Patria Holdings Ltd.	81,900,000	8,190	70,200,000	600
Blackstone Pat Holdings IV, LLC	-	-	46,800,000	400

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded in March 31, 2021 and December 31, 2020 were demonstrated below:

	March 31, 2021	December 31, 2020
Patria Holdings Ltd.	1,082	934
Blackstone Pat Holdings IV, LLC	259	623
Free-Float	298,616	-
Total	299,957	1,557

(c)	Dividends

In January 2021, the Company paid US$ 23,259 related to 2020 dividends to Patria Holdings Ltd. and Blackstone Pat Holdings IV, LLC. The shareholders received U$ 21,100 and U$ 2,159, respectively. There were no dividends paid in the three-month period ended March 31, 2020.

(d)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Group's profit for the period attributable to the holders of the Group's common shares.

Diluted earnings per share are equal to basic earnings per share as there are no outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting periods.

	Three-month periods ended March 31,
	2021	2020

Net income for the period attributable to the Owners of the Parent	14,346	12,160
Weighted average number of shares	136,147,500	117,000,000
Basic and diluted earnings per thousand shares	0.10537	0.10393

(e)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. Dollars, which is the Company's and the Group's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(f)	Non-controlling interests

The Group's subsidiary with non-controlling interests as of March 31, 2021 and December 31, 2020 is Patria Investimentos Ltda. This entity has share capital consisting solely of ordinary shares.

		Equity		Income (Loss)
				Three-month periods ended March 31,
	Interest	March 31, 2021	December 31, 2020	2021	2020
Non-controlling interest in Patria Investimentos Ltda.	49%	(394)	1,758	(1,284)	209

26	Financial instruments

(a)	Financial instruments by categories

The Group classifies its financial instruments into the categories below:

Financial assets	March 31, 2021	December 31, 2020

Financial assets at amortized cost
Accounts receivable	44,770	46,015
Project advances	1,196	1,772
Other assets (excluding advances to suppliers and prepaid expenses)	970	1,296

Financial assets at fair value through profit or loss
Cash and bank accounts	28,726	14,052
Short term investments	300,404	9,929
Long term investments	8,006	1,986

Financial liabilities

Financial liabilities at amortized cost
Lease liabilities	2,172	1,582
Placement agent	1,250	1,250
Other liabilities (excluding advances from customers)	4,710	3,252

Financial liabilities at fair value through profit or loss
Investment fund share held by non-controlling	1,011	1,515

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to the following hierarchical levels:

•	Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

•	Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•	Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

As of March 31, 2021 and December 31, 2020, cash and investments were measured by level 1 and level 2 methodologies, respectively.

(c)	Financial instruments measured at amortized costs

As of March 31, 2021, and December 31, 2020, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values because the majority are short-term financial assets and liabilities or the impact of the time value of money is not material.

(d)	Risk management

The Group is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Group has low exposure to credit risk because its customer base is formed by investors in each fund. These investors are required to comply with the capital calls in order to repay related fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the fund. In addition, management fees could be settled by the sale of the underlying investments kept by the funds. The cash and the short-term investments as of March 31, 2021 is maintained in large banks with a high credit rating scale. Furthermore, the accounts receivable as of March 31, 2021 and December 31, 2020 are composed mainly of management fees and performance fees of investment funds, and also of advisory fees and reimbursement of expenses to be received from investees of such funds.

The amounts receivable and project advances as of March 31, 2021, are expected to be received as demonstrated below:

	Overdue		Due in
	Less than 90 days	91 to 180 days	01 to 90 days	91 to 180 days	181 to 270 days	181 to 360 days	Over 360 days	Total
Accounts Receivable (a)	969	1,015	9,796	-	-	10,996	21,993	44,770
Project Advances	-	-	551	-	140	60	445	1,196
Total	969	1,015	10,347	-	140	11,056	22,438	45,966

(a)	Non-current balances are related to management fees receivable from fund Private Equity IV in equal annual installments on December 31, 2022, and 2023.

ii.	Liquidity Risk

Liquidity risk is the possibility of imbalances between tradable assets and liabilities, payables and receivables mismatches, which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its assets and liabilities.

The Group performs the financial management of its cash and cash equivalents, keeping them available for paying its obligations and reducing its exposure to liquidity risk.

Expected future payments for liabilities as of March 31, 2021, are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Personnel and related taxes (excluding officers' fund and accrued vacation and related charges)	6,236	-	-	-	-	6,236
Suppliers	4,510	-	-	-	-	4,510
Placement agents' fees	450	400	-	400	-	1,250
Investment funds participating shares	-	-	-	-	1,011	1,011
Lease (a)	301	265	272	789	1,965	3,592
Other liabilities (excluding advances from customers)	158	-	-	-	42	200
Total	11,655	665	272	1,189	3,018	16,799

(a)	Amounts reflect undiscounted future cash outflows to settle liabilities.

iii.	Market risk

Market risk is defined as the possible negative impact on income caused by changes in market prices, such as interest rate, foreign exchange rate, and share prices. The Group's policy is to minimize its exposure to market risk.

The marketable securities as of March 31, 2021 and December 31, 2020 consist basically of investment funds whose portfolio is composed mainly of fixed income assets, which reduces the Group's exposure to market risk. Besides, the Group does not hold financial liabilities linked to market prices. Therefore, the Group does not have significant exposure to interest rate risk and is not presenting such sensitivity analysis.

During the three-month period ended March 31, 2021 and the year ended December 31, 2020, the Group did not hold derivative financial instruments.

Regarding the foreign exchange risk, it results from a possible change in foreign exchange rates that would affect the finance income (or costs and expenses) and the liabilities (or assets) balance of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting other than American dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Sensitivity analysis

The sensitivity analysis was based on the material assets and liabilities exposed to currencies fluctuation against US$, as demonstrated below:

As of March 31, 2021
	Balance in each exposure currency						Total Balance USD	Exchange Variation impact considering 10% change in the ending of period rates.
	BRL (a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD
Cash and cash equivalents	1,580	5,897	28,218	296,628	347	27,093	28,726	164
Short term investments	1	-	-	-	-	300,404	300,404	0
Accounts receivable	18,529	8	41,904	136,803	14	41,402	44,770	337
Projects Advance	1,621	43	0	579	7	896	1,196	30
Other assets	6,054	83	18,114	200,565	108	1,223	2,526	129
Personnel and related taxes	28,606	-	4,241	235,674	2	5,064	10,157	(510)
Taxes payable	1,734	122	10,097	173,051	36	-	430	(43)
Other liabilities	10,454	230	27,094	50,733	191	30,710	32,890	(218)
Net Impact								(109)

(a)  BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

The exposure shows the balance sheet impact considering a US$ valuation increase of 10%. This scenario best reflects the Group's expectations based on projections available in the financial market and takes into account the closing rates for each year.

27	Related parties

(a)	Directors' and Officers' compensation

The amounts paid to directors and officers for their roles as executives in the three-month periods ended March 31, 2021 and 2020 included in “Personnel expenses” are shown below:

	Three-month periods ended March 31,
	2021	2020
Directors' and officers' compensation	(620)	(652)

Additionally, the Company has accrued US$ 2,934 as bonus to directors and officers related to the three-month period ended March 31, 2021, which is included in "Personnel expenses".

(b)	Officers' Fund

	March 31, 2021	December 31, 2020
Other Assets	47	47
Personnel current liabilities	1,272	1,271
Personnel non-current liabilities	1,671	1,527

The Officers’ Fund is administered by the Company through a limited liability entity (the "Officers' Fund") registered as an administered fund under the laws of the Cayman Islands.

The employees are offered the opportunity to purchase quotas in the Officers' Fund based on the discretion of the directors of the Officers' Fund. With the payment of a contribution to the Officers' Fund on the grant date, these employees are entitled to a cash benefit that is calculated by management based on defined financial metrics of the Group (e.g., DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years. Upon vesting, the benefits are redeemable yearly at the option of the holder or mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g., as a result of leaving the Group), all unvested benefits are paid based on the amount that was originally contributed to the Plan.

(c)	Long-term investments

As described in notes 10(b) and 15, Patria Brazilian Private Equity General Partner III, Ltd. and Patria Brazil Real Estate Fund General Partner II, Ltd. have a related party (represented by certain of the Group's founding shareholders) holding a participating share that gives it the right to all returns on

Patria Brazil Real Estate Fund II, L.P., and Patria Brazilian Private Equity Fund III, L.P., these investments are recorded under long term investments with equivalent liabilities to the holder of the participating share. All contributions to these funds are made by the related party; distributions received are returned to the related party.

28	Events after the reporting period

The Company has entered into a purchase agreement among Blackstone, Patria Holdings Ltd, and PILTDA, as part of a corporate reorganization pursuant to which the 19.6% non-controlling interest in PILTDA held by Blackstone and the 29.4% non-controlling interest in PILTDA held by a related party of Patria Holdings Ltd (the "Related Party") will be reorganized as follows: (i) the direct interest held by Blackstone in PILTDA will be contributed to the Company in exchange for three Class A common shares to be issued to Blackstone; and (ii) the direct interest held by the Related Party will be redeemed in its entirety at par value for a promissory note, and Patria Holdings Ltd will contribute the promissory note to the Company, in consideration for which the Company will issue seven Class B common shares in the first half of 2021.

The Company intends to implement either a share option plan or a restricted share plan in which eligible participants will include our management and employees. Beneficiaries under the share option plan or the restricted share plan, as the case may be, will be granted rights to buy shares based on certain criteria that shall be determined and disclosed before the commencement of such Plan. The board of directors will determine the final eligibility of any beneficiary to participate in the share option plan or restricted share plan.

On May 17, 2021 the Board of Directors approved US$ 14,432 thousands of dividends (US$ 0.106 per share) to be paid by June 2021.

* * *

Luis Gustavo G. Mota

Accountant

Marco Nicola D’Ippolito

Chief Financial Officer

Alexandre T. A. Saigh

Chief Executive Officer